Media Advisory

Media Advisory: TransAlta Corporation Annual and Special Meeting of Shareholders, First Quarter 2016 Results and Conference Call

CALGARY, Alberta (April 5, 2016) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) will hold its Annual and Special Meeting of Shareholders on Friday April 22, 2016 at 10:00 a.m. MT (12:00 p.m. ET) in the Spectrum Ballroom at Hotel Arts in Calgary, Alberta. The Annual and Special Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit http://www.transalta.com/powering-investors/events-and-presentations or use the dial-in information provided below.

Dial-in number – Annual and Special Meeting:

Toll-free North American participants call: 1-888-333-7965 (Code 2414738#)

TransAlta will release its first quarter 2016 results before market open on Tuesday, May 3rd, 2016. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers – Q1 2016 Results:

Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 00391 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com